Exhibit 99.1
PRIDE INTERNATIONAL, INC.
PRELIMINARY CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,
	2006	2005

Revenues	$566.9	$466.2

Operating costs, excluding depreciation and amortization	372.3	323.3
Depreciation and amortization	65.5	65.1
General and administrative, excluding depreciation and amortization	26.0	19.6
Gain on sales of assets, net	(26.7)	(11.7)

Earnings from operations	129.8	69.9
Interest expense	(19.7)	(24.5)
Interest income	0.8	0.3
Other income, net	2.4	2.0

Income from continuing operations before income taxes and minority interest	113.3	47.7
Income taxes	(42.2)	(23.1)
Minority interest	(1.4)	(6.3)

Income from continuing operations	69.7	18.3
Income from discontinued operations	0.8	—

Net income	$70.5	$18.3

Basic earnings per share:
Income from continuing operations	$0.43	$0.13
Income from discontinued operations	0.01	—

Net income	$0.44	$0.13

Diluted earnings per share:
Income from continuing operations	$0.40	$0.12
Income from discontinued operations	0.01	—

Net income	$0.41	$0.12

Shares used in per share calculations:
Basic	162.1	137.7
Diluted	176.4	158.6